EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
MARCH 3, 2006
LJ INTERNATIONAL TO PRESENT AT DUTTON ASSOCIATES
INVESTOR CONFERENCE IN SAN FRANCISCO ON MARCH 28TH
For First Time, LJI to Provide Key Financial Results for its ENZO Retail Chain
in China, Highlighted by Significant Sequential Monthly Revenue Growth
HONG KONG and LOS ANGELES, March 3, 2006 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that it will be a featured presenter at Dutton Associates’ “Recognizing Opportunity” Small-Cap Conference for institutional investors, to be held at the St. Regis Hotel in San Francisco on March 28, 2006. The Company’s presentation will be broadcast via the Internet at www.jmdutton.com. [or on the Company’s website at www.ljintl.com.]
(NOTE TO ATTENDEES: As a result of high investor interest to meet with LJI management, the Company has extended its availability to institutional investors by adding three additional days in San Francisco for investor meetings — - March 29th — March 31st. Accordingly, the Company strongly urges those that are interested in meeting with LJI, to please contact Haris Tajyar at 818-382-9700 or via e-mail at htajyar@irintl.com to schedule a one-on-one meeting, while availability still exists.)
“Our presentation at this year’s Dutton small-cap conference should provide us with an excellent forum to discuss one of LJI’s most highly-anticipated announcements in recent years — - the initial disclosure of ENZO’s specific financial performance. However, based on what we do know, we are very excited to announce that it is very likely that ENZO has already surpassed our internal revenue targets as indicated by its sequential monthly revenue growth,” said Yu Chuan Yih, Chairman and CEO of LJ International.
The Company noted that its ENZO retail jewelry chain has grown to become the largest and fastest growing foreign-branded retail jewelry chain in China. A distant second is Tiffany & Company (NYSE: TIF). Foreign companies were allowed to compete in China following the country’s entry into the World Trade Organization (WTO) in late 2001.
The Dutton Investor Conference is designed to provide investment professionals with an opportunity to meet with management of top growth companies covered by Dutton and its research analysts. As one of 16 firms slated to appear at the day-long event, LJI will make a presentation in the morning session and participate in break-out sessions and one-on-one meetings with investors during the afternoon.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com.

About Dutton Associates
Dutton Associates is one of the largest research firms in the U.S., offering high-quality fundamental research on small-cap public companies. Its analysts, primarily CFAs with over 20 years of experience at major securities firms, are among the most experienced on Wall Street. Dutton’s program of research coverage is modeled in terms of prepaid compensation after Standard & Poor’s and other credit rating services. It allows small-cap companies to gain a thorough, independent analysis of their competitive position, along with independently developed earnings and valuation models that otherwise would not be available to interested investors and institutions. This research is widely distributed and used by investment banking firms, other institutions, and individual investors. Dutton estimates are included in the major consensus estimates — Zacks, Multex, The JCF Group, and First Call.
About LJ International
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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